Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Nine Months Ended
September 30, 2006
Fixed Charges:
Interest cost and debt expense	$23,027
Interest allocable to rental expense (a)	1,400

Total	$24,427

Earnings:
Income before income tax expense	$62,420
Equity in income of less than 50 percent owned affiliated companies	(11,274)
Dividends received from less than 50 percent owned affiliated companies	10,765
Fixed charges	24,427
Interest capitalized	(2,465)
Amortization of previously capitalized interest	131

Total	$84,004

Ratio of Earnings to Fixed Charges	3.44

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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